SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SUMMARY OF THE DECISIONS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), in compliance with the provisions of item III of article 33 of CVM Resolution 80/2022, informs the Shareholders and the market in general, the Summary of the Decisions taken at the 182nd Shareholders' Extraordinary General Meeting, held on this date.

The Shareholders attending the 182nd Shareholders' Extraordinary General Meeting decided:

1. To aprove, by a majority of the shareholders holding common shares, the election of the single slate composed of the following members for the Company's Board of Directors:

SLATE	For	Against	Abstain
Carlos Augusto Leone Piani	863,062,077	139,834,888	55,036,169
Daniel Alves Ferreira
Felipe Vilela Dias
Ivan de Souza Monteiro
Marcelo de Siqueira Freitas
Marcelo Gasparino da Silva
Marisete Fatima Dadald Pereira
Octavio Cortes Pereira Lopes
Vicente Falconi Campos

2. Conditioning Mr. Carlos Augusto Leone Piani to the resignation of any positions held by him in companies that may be considered competitors, namely Equatorial Energia S.A. and Vibra Energia S.A.

3. To aprove, by a majority of shareholders holding preferred shares, gathered in a separate election, the election of Pedro Batista de Lima Filho, for the Board of Directors*;

Candidate	For	Against	Abstain
Pedro Batista de Lima Filho	167,221,219	613,880	5,451,496

*Adjust item 3

4. To aprove, by majority, the proposal presented by shareholders to set a deadline for the unified term of office of the Board of Directors, exceptionally, until the shareholders’ meeting to be held in 2025, as authorized in item 4.5.1 of Level 1 Corporate Governance Listing Regulation of B3 S.A. – Brasil, Bolsa, Balcão.

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

Item	For	Against	Abstain
Term until 2025	824,821,451	59,407	230,017,430

Rio de Janeiro, August 05, 2022.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.